

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 8, 2016

Via E-Mail
Mr. Ronald K. Williams
Chairman of the Board, President, Chief Executive Officer
ForeverGreen Worldwide Corporation
644 North 2000 West
Lindon, Utah 84042

> **Re:** **ForeverGreen Worldwide Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 24, 2015**
> **Form 10-K/A for the Fiscal Year ended December 31, 2014**
> **Filed December 10, 2015**
> **Response Letter Dated December 10, 2015**
> **File No. 000-26973**

Dear Mr. Williams:

We have reviewed your December 10, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2015 letter.

Form 10-K/A for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis

Results of Operations, page 4

1.   We note your revised disclosure responding to prior comment 1 stating that the significant increase in revenues is directly related to an increase in the number of members and their business, with majority of the increase attributable to sales of your FGXpress products. As you have three "pillars" of business, please expand your

disclosure to quantify, for each period presented, the revenues associated with each "pillar", further breaking down the quantification by products or similar product groups within each "pillar" if significant. Supplement your disclosure with a discussion of the changes in product mix, prices, volumes, and any other event, transaction or change materially affecting your revenues that should be described in order to better understand your results of operations.

2.   In response to our prior comment 3, you disclose that direct marketing leaders are experienced in training others how to build a successful and profitable direct selling business, and were able to recruit, enroll, train and influence their contacts in a way that positively impacted your sales. You further disclose that during 2014, you spent $1.4 million in short-term incentives recruiting new leaders. Considering the apparent importance of direct marketing leaders to the number of your members and in turn your sales, and the costs associated with attracting such leaders, please also disclose the number of direct marketing leaders and their retention rate.

You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources